

News Release

NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance & Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES COMPLETES NEW CREDIT FACILITY

FOR IMMEDIATE RELEASE: February 27, 2004, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) has closed on a five-year $225 million senior unsecured revolving credit facility with 10 lending banks. The facility was arranged by Banc One Capital Markets, Inc., with Bank One, NA as Administrative Agent.

Borrowings under the credit facility will be used to refinance the Company's existing Multi-Currency Loan Agreement; fund the acquisition of ATP Automotive, Inc., with subsidiaries Michigan Rubber Products and WEK Industries; and for general corporate purposes.

Vice President-Finance and Chief Financial Officer Greg Stodnick said, "The new credit facility recognizes Myers Industries' financial strength as well as the confidence our banks have in the Company's growth plans."

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had net sales of $661.1 million in 2003. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to materially differ from those expressed or implied. Any statement that is not of historical fact may be deemed to be a forward-looking statement. Myers Industries does not undertake to update any forward-looking statements contained herein.

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